UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 71800 / March 26, 2014

Admin. Proc. File No. 3-15665

In the Matter of

CHINA METALLIC RESOURCES, INC.,
CHINA TIMBER WORK ENTERPRISES, INC.,
PREMIER INTERNATIONAL HOTEL GROUP, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

        The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by China Metallic Resources, Inc., China Timber Work Enterprises, Inc., or Premier International Hotel Group, Inc., and the Commission has not chosen to review the decision on its own initiative.

        Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge[2] has become the final decision of the Commission with respect China Metallic Resources, Inc., China Timber Work Enterprises, Inc., and Premier International Hotel Group, Inc. The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j)

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[1]   17 C.F.R. § 201.360(d).

[2]   *China Metallic Res., Inc., China Timber Work Enters., Inc., and Premier Int'l Hotel Group, Inc.,* Initial Decision Rel. No. 564 (Feb. 11, 2014), 108 SEC Docket 05, 2014 WL 527298. The Central Index Key numbers are: 1445191 for China Metallic; 1445188 for China Timber Work Enterprises, Inc.; and 1503508 for Premier International Hotel Group, Inc.

of the Securities Exchange Act of 1934, the registrations of each class of registered securities of China Metallic Resources, Inc., China Timber Work Enterprises, Inc., and Premier International Hotel Group, Inc., are hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Jill M. Peterson
Assistant Secretary

INITIAL DECISION RELEASE NO. 564
ADMINISTRATIVE PROCEEDING
File No. 3-15665

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of CHINA METALLIC RESOURCES, INC., CHINA TIMBER WORK ENTERPRISES, INC., LINDA ILLUMINATION, INC., AND PREMIER INTERNATIONAL HOTEL GROUP, INC.	INITIAL DECISION OF DEFAULT AS TO THREE RESPONDENTS February 11, 2014

APPEARANCE: Neil J. Welch, Jr. for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Cameron Elliot, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registrations of each class of registered securities of Respondents China Metallic Resources, Inc. (China Metallic), China Timber Work Enterprises, Inc. (China Timber Work), and Premier International Hotel Group, Inc. (Premier International) (collectively, Respondents). The revocations are based on Respondents' failure to timely file required periodic reports with the Securities and Exchange Commission (Commission). This proceeding continues as to Linda Illumination, Inc. (Linda Illumination).[1]

INTRODUCTION

The Commission initiated this proceeding with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), on January 6, 2014. The OIP alleges that Respondents have securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and have repeatedly failed to file timely periodic reports with the Commission, in violation of Section 13(a) of the Exchange Act and Rules 13a-1

[1] There is no evidence yet of service of the Order Instituting Proceedings on Linda Illumination.

and/or 13a-13 thereunder. My Office has received evidence that the OIP was served on Respondents by January 13, 2014, in accordance with Rules 141(a)(2)(ii) and (iv) of the Commission's Rules of Practice. <u>See</u> 17 C.F.R. § 201.141(a)(2)(ii), (iv). Respondents' Answers to the OIP were due within ten days after service of the OIP. <u>See</u> OIP at 3; 17 C.F.R. § 201.220(b). On January 28, 2014, Respondents were ordered to show cause by February 7, 2014, why the registrations of their securities should not be revoked by default. To date, no Respondent has filed an Answer or responded to the Order to Show Cause.

FINDINGS OF FACT

Each Respondent is in default for failing to file an Answer or otherwise defend the proceeding. <u>See</u> OIP at 3; 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

China Metallic (Central Index Key (CIK) No. 1445191) is a void Delaware corporation located in Kowloon, Hong Kong, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). China Metallic is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended October 31, 2010, which reported a net loss of $500 for the prior three months.

China Timber Work (CIK No. 1445188) is a void Delaware corporation located in Kowloon, Hong Kong, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). China Timber Work is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended October 31, 2010, which reported a net loss of $500 for the prior three months.

Premier International (CIK No. 1503508) is a revoked Nevada corporation located in Reno, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Premier International is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended November 30, 2010, which reported a net loss of $1,306 for the prior three months.

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." <u>America's Sports Voice, Inc.</u>, Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, 885, <u>reconsideration denied</u>, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419.

Scienter, "a mental state embracing intent to deceive, manipulate, or defraud," is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. SEC v. Wills, 472 F. Supp. 1250, 1268 & n.15 (D.D.C. 1978); see SEC v. McNulty, 137 F.3d 732, 740-41 (2d Cir. 1998). There is no genuine issue of material fact that Respondents failed to timely file required periodic reports. As a result of the foregoing, Respondents have failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and/or 13a-13 thereunder.

SANCTIONS

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In proceedings pursuant to Section 12(j) of the Exchange Act against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39. The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." Id. at 439.

Respondents' violations are serious in that failure to file required periodic reports violates a central provision of the Exchange Act. The purpose of periodic reporting is to supply investors with current and accurate financial information about an issuer so that they may make sound investment decisions. Id. at 441. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977). Respondents' violations are also recurrent in that they repeatedly failed to file required periodic reports for several years. See Impax Labs., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241, 6251 (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Respondents are culpable because they knew, or should have known, of their obligation to file periodic reports. Respondents have made no efforts to remedy their past violations and they have offered no assurances against future violations.

Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of Respondents' registered securities.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Respondents China Metallic Resources,

Inc., China Timber Work Enterprises, Inc., and Premier International Hotel Group, Inc., are hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice. <u>See</u> 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

Respondents are notified that they may move to set aside the default in this case. Rule 155(b) of the Commission's Rules of Practice permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. <u>Id.</u>

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Cameron Elliot
Administrative Law Judge